Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
April 8, 2009

3.	News Release
April 8, 2009 - Vancouver, Canada

4.	Summary of Material Change
On April 8, 2009, Cardiome Pharma Corp. (“Cardiome”) and Merck & Co., Inc. (“Merck”) announced a collaboration and license agreement (the “Collaboration Agreement”) for the development and commercialization of vernakalant, an investigational candidate for the treatment of atrial fibrillation.  See attached press release for additional details.

5.	Full Description of Material Change
On April 8, 2009, Cardiome and Merck announced the Collaboration Agreement for the development and commercialization of vernakalant, an investigational candidate for the treatment of atrial fibrillation. The Collaboration Agreement provides Merck with exclusive global rights to the oral formulation of vernakalant (vernakalant [oral]) for the maintenance of normal heart rhythm in patients with atrial fibrillation, and provides a Merck affiliate, Merck Sharp & Dohme (Switzerland) GmbH, with exclusive rights outside of the United States, Canada and Mexico to the intravenous (IV) formulation of vernakalant (vernakalant [IV]) for rapid conversion of acute atrial fibrillation to normal heart rhythm.

Under terms of the Collaboration Agreement, Merck will pay Cardiome an initial fee of US$60 million. In addition, Cardiome is eligible to receive up to US$200 million in payments based on achievement of certain milestones associated with the development and approval of vernakalant products (including a total of US$35 million for initiation of a planned Phase III program for vernakalant [oral] and submission for regulatory approval in Europe of vernakalant [IV]), and up to US$100 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations. Also, Cardiome will receive tiered royalty payments on sales of any approved products and has the potential to receive up to US$340 million in milestone payments based on achievement of significant sales thresholds.

The overall strategy and direction for the collaboration between Cardiome and Merck for the development and commercialization of vernakalant (IV) and vernakalant (oral) will be overseen by a joint steering committee of representatives from Cardiome and Merck.

Cardiome has retained an option to co-promote vernakalant (oral) with Merck through a hospital-based sales force in the United States. In the event that Cardiome exercises its co-promotion option, the parties will enter into a mutually agreeable co-promotion agreement upon the terms and conditions set forth in the Collaboration Agreement and other customary and appropriate terms.  Merck will be responsible for all future costs associated with the development, manufacturing and commercialization of vernakalant (IV) and vernakalant (oral), except costs associated with the AVRO trial.

Merck has granted Cardiome a secured, interest-bearing credit facility of up to US$100 million that Cardiome may access in tranches over several years from 2010 through 2013.  Any advance under the credit facility is repayable by Cardiome on or before the end of the sixth year following such advance. Cardiome’s obligations under the credit facility are secured against certain of Cardiome’s intellectual property and any proceeds arising therefrom.

The effectiveness of the collaboration agreement is subject to the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, if applicable, as well as other customary closing conditions. The Collaboration Agreement will remain in effect in each of the relevant jurisdictions, subject to earlier termination by Cardiome or Merk, until the expiration of all obligations of Merck to make royalty or milestone payments to Cardiome in respect that jurisdiction, and in the event of Cardiome’s exercise of its co-promotion option in respect of vernakalant (oral), until the expiration of Cardiome’s right to co-promote vernakalent (oral) in the United States.  Either party may terminate the Collaboration Agreement for breach of the Collaboration Agreement or insolvency by the other party. Merck may terminate the Collaboration Agreement upon 12 months written notice to Cardiome or in certain other circumstances and subject to the payment of the US$60 million initial fee to Cardiome. The parties have also agreed to mutual indemnity obligations.

The Collaboration Agreement is available on SEDAR at www.sedar.com as a material document filed pursuant to National Instrument 51-102 Continuous Disclosure Obligations.

The agreement between Cardiome and Astellas Pharma U.S., Inc. for vernakalant (IV) in the United States, Canada and Mexico is unaffected by the Collaboration Agreement.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
	Name:	Curtis Sikorsky
	Title:	Chief Financial Officer
	Phone No.:	604-677-6905

9.	Date of Report
April 20, 2009

Per:	“Curtis Sikorsky”
Curtis Sikorsky, Chief Financial Officer

SCHEDULE “A” - PRESS RELEASE

News Release
Merck & Co., Inc. Contacts		Cardiome Contacts

Media:	Ian R. McConnell (U.S.)	Media:	Irma Gomez-Dib – FD
	(908) 423-3046		(212) 850-5761

Vincent Lamoureux (Canada)
(514) 428-3456

Investors:	Eva Boratto	Investors:	Peter K. Hofman
	(908) 423-5185		(604) 676-6993

Merck & Co., Inc. and Cardiome Sign License Agreement for Vernakalant, an Investigational Drug for Treatment of Atrial Fibrillation

WHITEHOUSE STATION, N.J. and VANCOUVER, CANADA, April 8, 2009 - Merck & Co., Inc. and Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced a collaboration and license agreement for the development and commercialization of vernakalant, an investigational candidate for the treatment of atrial fibrillation.  The agreement provides Merck with exclusive global rights to the oral formulation of vernakalant (vernakalant [oral]) for the maintenance of normal heart rhythm in patients with atrial fibrillation, and provides a Merck affiliate, Merck Sharp & Dohme (Switzerland) GmbH, with exclusive rights outside of the United States, Canada and Mexico to the intravenous (IV) formulation of vernakalant (vernakalant [IV]) for rapid conversion of acute atrial fibrillation to normal heart rhythm.
“This agreement underscores Merck's ongoing commitment to the research and development of new cardiovascular drugs,” said Luciano Rossetti M.D., senior vice president and franchise head, Atherosclerosis and Cardiovascular, Merck Research Laboratories.  “Vernakalant is an important addition to our broad portfolio of products and candidates that target multiple aspects of heart disease.”

“Given Merck's long-established leadership in the cardiovascular space, we believe there is no company better suited to advance vernakalant,” said Bob Rieder, chairman and chief executive officer of Cardiome.  “This collaboration places Cardiome in a strong financial position as we conclude our strategic review, and moves the Company closer to providing doctors with an important tool to address this critical unmet medical need.”

Under terms of the agreement, Merck will pay Cardiome an initial fee of US$60 million.  In addition, Cardiome is eligible to receive up to US$200 million in payments based on achievement of certain milestones associated with the development and approval of vernakalant products (including a total of US$35 million for initiation of a planned Phase III program for vernakalant [oral] and submission for regulatory approval in Europe of vernakalant [IV]), and up to US$100 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations.  Also, Cardiome will receive tiered royalty payments on sales of any approved products and has the potential to receive up to US$340 million in milestone payments based on achievement of significant sales thresholds.

Cardiome has retained an option to co-promote vernakalant (oral) with Merck through a hospital-based sales force in the United States.  Merck will be responsible for all future costs associated with the development, manufacturing and commercialization of these candidates.  Merck has granted Cardiome a secured, interest-bearing credit facility of up to US$100 million that Cardiome may access in tranches over several years commencing in 2010.

Vernakalant (IV) is an investigational candidate being evaluated for its ability to terminate an atrial fibrillation episode and return the heart to normal rhythm.  Cardiome’s co-development partner in North America, Astellas Pharma U.S., Inc., submitted a New Drug Application with the U.S. Food and Drug Administration (FDA) for KYNAPID™ (vernakalant hydrochloride) Injection in December 2006 that included results from two pivotal Phase III clinical trials.  In December 2007, the Cardiovascular and Renal Drugs Advisory Committee recommended that the FDA approve vernakalant (IV) for rapid conversion of atrial fibrillation.  In August 2008, the FDA issued an Approvable action letter requesting additional information.

Vernakalant (oral) is being evaluated as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence.  A Phase IIb double-blind, placebo-controlled, randomized, dose-ranging clinical trial in patients at risk of recurrent atrial fibrillation showed that at the 500 mg dose, vernakalant (oral) significantly reduced the rate of atrial fibrillation relapse as compared to placebo.

The effectiveness of the collaboration agreement is subject to the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, if applicable, as well as other customary closing conditions.  The agreement between Cardiome and Astellas Pharma U.S., Inc. for vernakalant (IV) in the United States, Canada and Mexico is unaffected by this agreement.

About Atrial Fibrillation
Atrial fibrillation is the most common cardiac arrhythmia (abnormal heart rhythm).  It has been estimated that 5.5 million patients each year are treated for atrial fibrillation in the seven leading industrialized nations1.  Atrial fibrillation is the term used to describe an erratic and often rapid heart rate where the beat of the heart's two small upper chambers (the atria) is not coordinated with the two lower chambers (the ventricles).  It commonly leads to symptoms of heart palpitations, shortness of breath and weakness, and blood clots may form.  If a blood clot in the atria leaves the heart and becomes lodged in an artery in the brain, a stroke results.  About 15 percent of strokes occur in people with atrial fibrillation.  The risk of atrial fibrillation increases with age.

About Vernakalant
Vernakalant is a new chemical entity discovered by Cardiome and designed to treat atrial fibrillation, with the potential to overcome the limitations of current drugs used to treat the disease.  Its mechanism of action involves the selective blockade of multiple ion channels in the heart that are known to be active during episodes of atrial fibrillation.  The drug is currently being developed for two potential applications: (1) vernakalant (IV) is being evaluated as a potential candidate to terminate an atrial fibrillation episode and return the heart to normal rhythm; and (2) vernakalant (oral) is being evaluated as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence.

About Merck & Co., Inc.
Merck & Co., Inc. is a global research-driven pharmaceutical company dedicated to putting patients first.  Established in 1891, Merck currently discovers, develops, manufactures and markets vaccines and medicines to address unmet medical needs.  The company devotes extensive efforts to increase access to medicines through far-reaching programs that not only donate Merck medicines but help deliver them to the people who need them.  Merck also publishes unbiased health information as a not-for-profit service.  For more information, visit http://www.merck.com.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

Merck Forward-Looking Statement
This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements.  The forward-looking statements may include statements regarding product development, product potential or financial performance.  No forward-looking statement can be guaranteed and actual results may differ materially from those projected.  Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.  Forward-looking statements in this press release should be evaluated together with the many uncertainties that affect Merck's business, particularly those mentioned in the risk factors and cautionary statements in Item 1A of Merck's Form 10-K for the year ended December 31, 2008, and in its periodic reports on Form 10-Q and Form 8-K, which the Company incorporates by reference.

Cardiome Forward-Looking Statement
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.
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